FORM 6 – K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2009
                Gilat Satellite Networks Ltd.---------
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  __X---                     Form 40-F      ----

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __________   No  ___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 17, 2009, announcing Registrant’s financial results for the fourth quarter and full year ending December 31, 2008.

This report on Form 6-K is being incorporated by reference into the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

by:  /s/    Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Dated:  February 17, 2009

Gilat Announces Results for the Fourth Quarter and Full Year, 2008

PETAH TIKVA, Israel, Feb. 17, 2009 (GLOBE NEWSWIRE) -- Gilat Satellite Networks Ltd. (Nasdaq:GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the fourth quarter ending December 31, 2008.

Revenues for the fourth quarter of 2008 were $66.1 million, compared to $72.7 million for the same period in 2007. Net loss for the fourth quarter of 2008 was $6.5 million or $0.16 per diluted share, compared to a net loss of $6.2 million or $0.16 per diluted share in the fourth quarter of 2007. Non-GAAP net loss for the fourth quarter of 2008 was $1.8 million, or $0.04 per diluted share, compared to Non-GAAP net income of $6.2 million, or $0.15 per diluted share, in the fourth quarter of 2007.

Revenues for the twelve month period ended December 31, 2008 were $267.5 million, compared to $282.6 million in the comparable period of 2007. Net loss for the twelve month period ended December 31, 2008 was $1.1 million or $0.03 per diluted share, compared to net income of $10.1 million or $0.24 per diluted share in the same period of 2007. Non-GAAP net income for the twelve month period ended December 31, 2008 was $5.2 million, or $0.12 per diluted share, versus Non-GAAP net income of $23.6 million, or $0.57 per diluted share, in the comparable period of 2007.

At the end of 2008, the Company announced the successful execution of new agreements with the Ministry of Colombia, putting an end to long negotiations and clearing the way for the Company to be able to release $24 million from its restricted cash during 2009 and 2010. The net loss in the 2008 GAAP results includes an impairment of the Company's long lived assets and other charges in an amount of $5 million relating to these new agreements (compared to $12.2 million recorded in 2007 relating to operations in Colombia).

For a detailed reconciliation of GAAP to non-GAAP financial information and for more information regarding Gilat's use of non-GAAP financial measures, please see the table titled "Reconciliation between GAAP and non-GAAP statements of operations" as well as the notes contained in this press release.

Gilat's Chief Executive Officer and Chairman of the Board Amiram Levinberg said, "Entering 2009, our business remains steady and the Company is in a strong financial position, situating us well for both potential acquisition opportunities and ongoing business. Our fourth quarter ended relatively on par with the previous quarter in terms of revenues and down from last year's revenues which was not unexpected in the context of the current economic environment. Our management targets for 2009 are to increase revenues while improving profitability and generating free cash flow."

Recent Announcements:

 -- Telecom Fiji Ltd., ("TFL") added Gilat's SkyAbis cellular backhaul solution to its satellite communications network to enhance
    Fiji's mobile service. The expansion followed TFL's successful deployment and operation of a Gilat SkyEdge network which
    provides a number of diverse services and applications in the remote Fiji islands.

 -- Spacenet Inc., announced that its high-performance Connexstar satellite communications services have been deployed to support
    Command Center Trailers for Michael Waltrip Racing, a NASCAR
    Sprint Cup Series and Nationwide Series racing organization.

 -- DCC Satellite & Networks Ltd., is deploying a SkyEdge II network to serve hundreds of Nigerian financial institutions. DCC chose
    Gilat's SkyEdge II network to provide enhanced voice and data networking services to the banking sector.

 -- Telecommunications Consultants India Ltd (TCIL), a leading telecommunications consultancy and engineering company, chose
    Gilat to provide Nepal Telecom with a SkyEdge broadband satellite communications network covering hundreds of sites. Gilat is also providing its SkyAbis cellular backhaul solution for this
    project.

 -- H-E-B, one of the nation's largest independently owned food retailers, deployed Spacenet's high-performance Connexstar satellite services to provide an emergency communication network for recent hurricane disaster-relief efforts.

 -- JSC Kazakhtelecom (KT) has expanded its existing SkyEdge network to serve several hundred additional sites in remote locations nationwide. In addition to providing network connectivity for businesses and consumers, the new expansion will be used to provide telephony and broadband Internet services as part of a
    Universal Service Obligation (USO).

 -- Gilat announced the signing of new agreements with the Colombian
    Ministry of Communications for the provision of services under the Compartel I, Compartel II and Telecentros projects which were awarded to Gilat's Colombian subsidiaries in 1999 and 2002.

Gilat will host a conference call today with an accompanying slide presentation at 9:30 AM EST. In order to ensure audio access, participants from the U.S. should dial in at (888) 723-3164 and international participants should dial in at (972) 3-918-0650. The presentation may be accessed through the Company's website at www.gilat.com prior to the call. The call will also be available as a Webcast on the Company's website at: www.gilat.com and will be archived for 30 days.

(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements for the fourth quarter of 2008 are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat's net income (loss), EBITDA and earnings (loss) per diluted share, before the impact of impairment of long lived assets and other charges, before expenses related to the merger transaction, before expenses related to cost reduction initiatives, before other income net of tax and before stock based compensation expenses, which is the non-cash stock based compensation expenses as per SFAS 123 (R). Non-GAAP presentations of net income (loss), EBITDA and earnings (loss) per share are provided to enhance the understanding of the Company's historical financial performance and comparability between periods.

(2) Operating income (loss) before depreciation, amortization, non cash stock based compensation expenses as per SFAS 123(R) and exceptional items such as the impact of an impairment of long lived assets and other charges ('EBITDA'), is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income (loss) or net income (loss) for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company's Operating income (loss) and EBITDA is presented in the attached summary financial statements.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq:GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., a provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge(tm) and SkyEdge II Product Family.

The Gilat Satellite Networks Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5848

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

 GILAT SATELLITE NETWORKS LTD.
 CONDENSED CONSOLIDATED BALANCE SHEET
 US dollars in thousands

                                           December 31,   December 31,
                                           ------------   ------------
                                               2008           2007
                                           ------------   ------------
                                            Unaudited
                                           ------------   ------------

 ASSETS

 CURRENT ASSETS:
 Cash and cash equivalents                       73,916        122,807
 Short-term bank deposits and
  held to maturity marketable securities         63,033         45,578
 Short-term restricted cash                       8,581          7,091
 Restricted cash held by trustees                24,169          7,450
 Trade receivables, (net of
  allowance for doubtful accounts)               59,038         43,746
 Inventories                                     20,719         24,794
 Other current assets                            22,036         24,748
                                               --------       --------
    Total current assets                        271,492        276,214
                                               --------       --------

 LONG-TERM INVESTMENTS AND
  RECEIVABLES:
 Long-term restricted cash                        5,692          6,321
 Long-term restricted cash
  held by trustees                                   --         16,544
 Severance pay fund                              11,085         11,835
 Long-term trade receivables,
  receivables in respect of
  capital leases and other receivables            8,937          9,170
                                               --------       --------
 Total long-term investments and receivables     25,714         43,870
                                               --------       --------

 PROPERTY AND EQUIPMENT, NET                    109,369        105,247
                                               --------       --------

 INTANGIBLE ASSETS AND DEFERRED CHARGES, NET      4,064          4,771
                                               --------       --------

 TOTAL ASSETS                                   410,639        430,102
                                               ========       ========

 GILAT SATELLITE NETWORKS LTD
 CONDENSED CONSOLIDATED BALANCE SHEET
 US dollars in thousands
                                           December 31,   December 31,
                                           ------------   ------------
                                               2008           2007
                                           ------------   ------------
                                             Unaudited
                                           ------------   ------------

 LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
 Short-term bank credit                           6,500          5,823
 Current maturities of long-term loans            4,346          5,354
 Trade payables                                  23,317         25,954
 Accrued expenses                                25,761         20,275
 Short-term advances from
  customer held by trustees                      24,169         15,005
 Other current liabilities                       34,593         52,436
                                               --------       --------

    Total current liabilities                   118,686        124,847
                                               --------       --------

 LONG-TERM LIABILITIES:
 Accrued severance pay                           12,297         11,723
 Long-term advances from
  customer held by trustees                          --          8,989
 Long-term loans, net                            14,003         18,704
 Accrued interest related to
  restructured debt                               1,838          2,493
 Convertible subordinated notes                  16,315         16,315
 Other long-term liabilities                     17,276         19,221
                                               --------       --------

    Total long-term liabilities                  61,729         77,445
                                               --------       --------

 COMMITMENTS AND CONTINGENCIES

 SHAREHOLDERS' EQUITY:
 Share capital - ordinary
  shares of NIS 0.2 par value                     1,821          1,796
 Additional paid in capital                     862,390        859,207
 Accumulated other comprehensive income           2,106          1,776
 Accumulated deficit                          (636,093)      (634,969)
                                               --------       --------

 Total shareholders' equity                     230,224        227,810
                                               --------       --------

 TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                          410,639        430,102
                                               ========       ========

 GILAT SATELLITE NETWORKS LTD.
 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 U.S. dollars in thousands (except share and per share data)

                                   Year ended       Three months ended
                                   December 31,        December 31,
                                ------------------  ------------------
                                  2008      2007      2008      2007
                                --------  --------  --------  --------
                               Unaudited           Unaudited Unaudited
                                --------  --------  --------  --------

 Revenues                        267,526   282,619    66,101    72,704
 Cost of revenues                181,574   180,774    45,817    46,495
                                --------  --------  --------  --------
 Gross profit                     85,952   101,845    20,284    26,209
                                --------  --------  --------  --------
 Research and development
  expenses:
 Expenses incurred                18,702    17,270     5,409     4,424
 Less - grants                     1,760     2,240       380       484
                                --------  --------  --------  --------
                                  16,942    15,030     5,029     3,940
                                --------  --------  --------  --------
 Selling and marketing, general
  and administrative expenses     65,602    69,426    17,032    17,872
 Impairment of long lived assets
  and other charges                5,020    12,218     5,020    12,218
                                --------  --------  --------  --------
 Operating income (loss)         (1,612)     5,171   (6,797)   (7,821)
                                --------  --------  --------  --------
 Financial income (expenses),
  net                              1,300     5,882     (961)     2,024
 Expenses related to
  merger transaction             (2,350)        --     (378)        --
 Other income                      2,983        --     1,801        --
                                --------  --------  --------  --------
 Income (loss) before taxes
  on income                          321    11,053   (6,335)   (5,797)
                                --------  --------  --------  --------
 Taxes on income                   1,445       963       123       418
                                --------  --------  --------  --------
 Net income (loss)               (1,124)    10,090   (6,458)   (6,215)
                                ========  ========  ========  ========

 Basic net earnings (loss)
  per share                       (0.03)      0.26    (0.16)    (0.16)
                                ========  ========  ========  ========
 Diluted net earnings (loss)
  per share                       (0.03)      0.24    (0.16)    (0.16)
                                ========  ========  ========  ========

 Weighted average number of
  shares used in computing net
  earnings (loss) per share
   Basic                          39,901    39,141    40,049    39,484
                                ========  ========  ========  ========
   Diluted                        39,901    41,576    40,049    39,484
                                ========  ========  ========  ========

 GILAT SATELLITE NETWORKS LTD RECONCILIATION BETWEEN GAAP AND
 NON-GAAP STATEMENTS OF OPERATIONS FOR COMPARATIVE PURPOSES
 U.S. dollars in thousands (except per share data)

                                   Year ended       Three months ended
                                   December 31,        December 31,
                                ------------------  ------------------
                                  2008      2007      2008      2007
                                --------  --------  --------  --------
                               Unaudited Unaudited Unaudited Unaudited
                                --------  --------  --------  --------
 GAAP operating income (loss)    (1,612)     5,171   (6,797)   (7,821)
 Impairment of long
  lived assets
  and other charges                5,020    12,218     5,020    12,218
   Non-cash stock based
    compensation(1)                  692     1,303       174       238
 Employees retirement
  benefits(2)                        911        --       911        --
                                --------  --------  --------  --------
 Non-GAAP operating
  income (loss)                    5,011    18,692     (692)     4,635
                                ========  ========  ========  ========

 GAAP net income (loss)          (1,124)    10,090   (6,458)   (6,215)
 Impairment of long lived
  assets and other charges         5,020    12,218     5,020    12,218
 Non-cash stock based
  compensation(1)                    692     1,303       174       238
 Employees retirement
  benefits(2)                        911        --       911        --
 Expenses related to merger
 transaction                       2,350        --       378        --
 Other income net of tax         (2,687)        --   (1,801)        --
                                --------  --------  --------  --------
 Non-GAAP net income (loss)        5,162    23,611   (1,776)     6,241
                                ========  ========  ========  ========

 GAAP earnings (loss) per
  share (diluted)                 (0.03)      0.24    (0.16)    (0.16)
 Impairment of long
  lived assets
  and other charges                 0.12      0.30      0.12      0.30
 Non-cash stock based
  compensation(1)                   0.02      0.03      0.00      0.01
 Employees retirement
  benefits(2)                       0.02        --      0.02        --
 Expenses related to merger
 transaction                        0.05        --      0.01        --
 Other income net of tax          (0.06)        --    (0.03)        --
                                --------  --------  --------  --------
 Non-GAAP earnings (loss) per
  share (diluted)                   0.12      0.57    (0.04)      0.15
                                ========  ========  ========  ========

 (1)
 Non-cash stock based
  compensation:
 Cost of revenues                     51        12        30         4
 Research and development              9         6         8        --
 Selling marketing, general
  and administrative                 632     1,285       136       234
                                --------  --------  --------  --------
                                     692     1,303       174       238
                                ========  ========  ========  ========
 (2)
 Employees retirement
  benefits:
 Cost of revenues                    234        --       234        --
 Research and development            403        --       403        --
 Selling marketing, general
  and administrative                 274        --       274        --
                                --------  --------  --------  --------
                                     911        --       911        --
                                ========  ========  ========  ========

 GILAT SATELLITE NETWORKS LTD.
 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 US dollars in thousands

                                  Year ended           Three months
                                 December 31,       ended December 31,
                             ------------------    -------------------
                               2008       2007      2008        2007
                             -------    -------    -------     -------
                             Unaudited             Unaudited Unaudited
                             ---------             --------- ---------

 Cash flows from operating
 activities:
 -------------------------
 Net income (loss)             (1,124)    10,090     (6,458)   (6,215)
 Adjustments  required
  to reconcile net income
 (loss)  to net cash
 provided by (used in)
  operating activities:
 Depreciation and
  amortization                  13,132    17,715       3,507     2,752
 Impairment of long lived
  assets and other charges       5,020    12,218       5,020    12,218
 Stock based compensation          692     1,303         174       238
 Accrued severance pay, net      1,324     (218)         936     (198)
 Accrued interest on short
  and long-term
  restricted cash                (189)   (1,326)          15     (227)
 Accrued interest on held-
  to-maturity marketable
  securities                   (1,778)   (2,102)         (1)     (494)
 Exchange rate differences
  on long-term loans             (348)       766       (314)       263
 Exchange rate differences
  on loans to employees             28     (250)           7     (122)
 Capital loss from disposal
  of property and equipment         89       167          38        14
 Deferred income taxes           (265)     (891)        (45)     (296)
 Increase in trade
  receivables, net            (15,979)  (14,037)     (4,351)     (242)
 Decrease (increase) in
  other assets (including
  short-term,
  long-term and deferred
  charges)                     (4,336)    28,529     (2,196)    13,378
 Decrease (increase) in
  inventories                       36     (207)       1,128   (4,710)
 Increase (decrease)
  in trade payables            (3,185)     4,619       4,478     7,260
 Increase (decrease) in
  accrued expenses               3,640   (1,455)       (364)       633
 Increase (decrease) in
  advances from
  customer held
 by trustees, net                  176    (7,914)       (28)       227
 Increase (decrease) in
  other accounts payable
  and other long term
  liabilities, mainly
  deferred revenue            (16,553)  (24,232)     (1,558)  (11,730)
                              --------   -------    --------  --------
 Net cash provided by
 (used in) operating
 activities                   (19,620)    22,775        (12)    12,749
                              --------   -------    --------  --------

 GILAT SATELLITE NETWORKS LTD.
 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 US dollars in thousands

                                  Year ended           Three months
                                 December 31,       ended December 31,
                             ------------------    -------------------
                               2008       2007       2008        2007
                             -------    -------    -------     -------
                             Unaudited             Unaudited Unaudited
                             ---------             --------- ---------

 Cash flows from investing
  activities:
 -------------------------
 Purchase of property and
  equipment                   (13,799)   (9,269)     (5,071)   (3,557)
 Proceeds from sale of
  investment                     1,801        --       1,801        --
 Other investments               (195)     (223)         --      (223)
 Purchase of held to
  maturity marketable
  securities                 (143,572)  (73,791)    (43,197)   (6,146)
 Proceeds from held to
  maturity marketable
  securities                   127,895    30,315       9,767    10,381
 Proceeds from sale of
  property and equipment           426        33          --        33
 Loans to employees, net         2,798       946           6       101
 Proceeds from restricted
  cash held by trustees             --        90          --        --
 Investment in restricted
  cash (including long-term)    (1,630)  (6,196)     (1,028)     (244)
 Proceeds from restricted
  cash (including long-term)       769     4,259         598       435
                              --------   -------    --------  --------
 Net cash provided by
  (used in) investing
  activities                  (25,507)  (53,836)    (37,124)       780
                              --------   -------    --------  --------

 Cash flows from financing
  activities:
 -------------------------
 Exercise of stock options       2,516     4,571          --     1,478
 Issuance expenses                  --     (324)          --      (62)
 Short-term bank credit, net      678      4,623     1,000          --
 Proceeds from long-term
  loans                            --      1,000        --          --
 Repayment of long-term
  loans                        (5,362)   (6,563)     (1,084)     (614)
                              --------   -------    --------  --------
 Net cash provided by
  (used in) financing
  activities                   (2,168)     3,307         (84)      802
                              --------   -------    --------  --------

 Effect of exchange rate
  changes on cash and cash
  equivalents                  (1,596)     1,016     (1,162)       219
                              --------   -------    --------  --------

 Increase (decrease) in
  cash and cash equivalents   (48,891)  (26,738)    (38,382)    14,550

 Cash and cash equivalents
  at the beginning of the
  period                       122,807   149,545     112,298   108,257
                              --------   -------    --------  --------

 Cash and cash equivalents
  at the end of the period     73,916    122,807      73,916   122,807
                              ========  ========    ========  ========

 GILAT SATELLITE NETWORKS LTD.
 CONDENSED EBITDA
 US dollars in thousands
                                   Year ended       Three months ended
                                   December 31,        December  31,
                                ------------------  ------------------
                                  2008      2007      2008       2007
                                --------  --------  --------  --------
                               Unaudited Unaudited Unaudited Unaudited
                                --------  --------  --------  --------

 Operating income (loss)         (1,612)     5,171   (6,797)   (7,821)
 Add:
 Non-cash stock option
  expenses                           692     1,303       174       238
 Depreciation and
  amortization                    13,132    17,715     3,507     2,752
 Impairment of long
  lived assets
  and other charges                5,020    12,218     5,020    12,218
                                --------  --------  --------  --------
 EBITDA                           17,232    36,407     1,904     7,387
                                ========  ========  ========  ========

CONTACT:  Grayling Global
          Investor Relations:
          Andrea Costa
          1 (646) 284-9400
          acosta@hfgcg.com

          Gilat Satellite Networks Ltd.
          Media Relations:
          Kim Kelly
          + (972) 3 925-2406
          kimk@gilat.com